[redacted]

SECURIT 04002556 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3330 Old Glenview Rd., Suite 12
(No. and Street)

Wilmette	Illinois	60091
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin C. Blitz (847) 256-4748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kokoron & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

120 Hunters Hill Court	Argyle	Texas	76226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

OFFICIAL SEAL
WILLIAM T BRINGHAM JR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/20/05

Signature

President
Title

2/25/04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

EDWIN C. BLITZ INVESTMENTS, INC.
INFORMATION FILED IN ACCORDANCE WITH FORM X-17A-5 AND RULE 17a-5 (b) (4) OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2003 AND 2002

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Skokie, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. as of December 31, 2003 and 2002, and the related statements of income and retained earnings and statements of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edwin C. Blitz Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Kokoron + Associates, Ltd

February 21, 2004

Edwin C. Blitz Investments, Inc.
Balance Sheet

	December 31, 2003	December 31, 2002
Assets		
Current Assets:		
Cash	$31,767	$38,807
Accounts Receivable	17,576	34,343
Total Current Assets	49,343	73,150
Investments (Note 3)	8,650	8,650
Total Assets	$57,993	$81,800
Liabilities and Equity		
Current Liabilities:		
Payable - Commissions	$12,180	$24,495
Total Liabilities	12,180	24,495
Equity:		
Owner's Equity		
Common Stock	50,000	50,000
Retained Earnings	(4,187)	7,305
Total Equity	45,813	57,305
Total Liabilities and Equity	$57,993	$81,800

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Income and
Retained Earnings and Owner's Equity

	Year Ended December 31, 2003	2002
Income:		
Commissions	$367,629	$388,607
Operating Expenses:		
Commissions	264,530	271,157
Gross wages	69,942	70,693
Professional fees	8,992	13,752
Insurance	8,362	8,045
Publications	6,020	4,277
Payroll taxes	5,648	5,803
Registration fees	3,742	2,520
Office expense	7,632	4,277
Travel and entertainment	4,253	4,663
Total Operating Expenses	379,121	385,187
Net Income (Note 4)	(11,492)	3,420
Retained Earnings - Beginning	7,305	3,885
Dividends	0	0
Retained Earnings - Ending	($4,187)	$7,305

See Accompanyinf Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Cash Flow

	Year Ended December 31, 2003	2002
Cash Flow From Operating Activities:		
Cash received from clients	$384,396	$372,221
Cash paid for operating activities	391,436	372,502
Net cash provided by operations	(7,040)	(281)
Cash at beginning of year	38,807	39,088
Cash at end of year	$31,767	$38,807

	2003	2002
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income (Loss)	($11,492)	$3,420
Adjustments to reconcile net income to net cash provided by operations		
Decrease (Increase) in accounts receivable	16,767	(16,386)
Increase (Decrease) in accounts payable	(12,315)	12,685
Total adjustments	4,452	(3,701)
Net cash provided by operating activities	($7,040)	($281)

Edwin C. Blitz Investments, Inc.
Computation of Net Capital
December 31, 2003

Total ownership equity	$45,813
Deduct ownership equity not allowed for net capital	(4,006)
Total ownership equity qualified for net capital	41,807
Add other credits	0
Total capital and allowable subordinated liabilities	41,807
Other deductions or charges - nonallowable assets	0
Other additions or credits - unrealized gain on investments	0
Net capital before haircuts on securities positions	41,807
Haircuts on securities:	
U.S. Government obligations	0
Corporate obligations	0
Other securities	8,650
Net Capital	$33,157

Edwin C. Blitz Investments, Inc.
Statement Relative to Existence of Material Differences under rule 17a-5 (d) (4)
December 31, 2003

A reconciliation under the provisions of Rule 17a-5 (d) (4) is not required as no material differences are present.

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Skokie, Illinois

Pursuant to the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934, it has been determined that Edwin C. Blitz Investments, Inc. is not subject to the provisions of Rule 15c3-3 of said Act as of December 31, 2003, and there was no evidence to our knowledge of any transactions of Edwin C. Blitz Investments, Inc. during the calendar year 2003 that would have made the Company subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Exemption under the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934 is provided in that the broker-dealer cleared all customer transactions through another broker-dealer on a fully disclosed basis.

Pursuant to the provisions of Rule 15c3-1 (1), it has been determined that Edwin C. Blitz Investments, Inc. has, at all times for the year ending December 31, 2003, complied with the required capital of $5,000 by maintaining a net capital of not less than $5,000 for the period then ended.

In connection with our examination as of December 31, 2003 we state that we found no material inadequacy in (a) the accounting system, (b) the internal accounting controls and (c) the procedures for safeguarding securities. We make no recommendations for any corrective actions.

February 21, 2004

Kokoron & Associates, Ltd.